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Filed Pursuant to Rule 424(b)4
Registration Nos. 333-191475 and 333-192484

PROSPECTUS

1,380,000 Shares of Common Stock

        We are offering 1,380,000 shares of our common stock at a public offering price of $20.00 per share. Our common stock is currently listed on the NASDAQ Capital Market under the symbol "INBK." On November 21, 2013, the last reported sale price of our common stock on the NASDAQ Capital Market was $20.71 per share.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 10 to read about factors you should carefully consider before making an investment decision to purchase our common stock.

	Per Share	Total(1)

Offering price	$20.00	$27,600,000

Underwriting discount(2)	$1.30	$1,772,100

Proceeds to us, before expenses(2)	$18.70	$25,827,900

(1)
We have granted the underwriters a 30-day option to purchase up to 207,000 additional shares of common stock.

(2)
See "Underwriting" beginning on page 29 for disclosure regarding the underwriting discounts, expenses payable to the underwriters by us and proceeds to us, before expenses.

        The shares of common stock are being offered through the underwriters on a firm commitment basis.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        The underwriters expect to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about November 27, 2013, subject to customary closing conditions.

The date of this prospectus is November 22, 2013

i

About this Prospectus

        You should rely only on the information contained in or incorporated by reference into this prospectus and any "free writing prospectus" we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus and any "free writing prospectus." If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus and any "free writing prospectus" is inconsistent with any of the documents incorporated by reference into this prospectus and any "free writing prospectus," you should rely on this prospectus and any "free writing prospectus." We are offering to sell, and seeking offers to buy, our common stock only in states where those offers and sales are permitted. You should assume that the information contained in or incorporated by reference into this prospectus and any "free writing prospectus" is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, all of the information incorporated by reference into this prospectus and the additional information about us described in the section titled "Where You Can Find More Information" before making your investment decision.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

        Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that (i) the underwriters will not exercise their option to purchase additional shares of our common stock to cover over-allotments, if any, and (ii) no options, warrants, stock rights or shares of common stock were issued after November 21, 2013 and that no outstanding warrants were exercised after November 21, 2013. In addition, except as otherwise noted, all information in this prospectus reflects a three-for-two (3:2) stock split of our outstanding common stock that was effected on June 21, 2013.

        This prospectus includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.

        As used in this prospectus, the terms "we," "our," "us," "First Internet Bancorp," and the "Company" refer to First Internet Bancorp and its consolidated subsidiaries, unless the context indicates otherwise. References to "First Internet Bank" or "Bank" refer to First Internet Bank of Indiana, a wholly owned subsidiary of the Company.

Cautionary Note Regarding Forward-Looking Statement

        This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this prospectus. These factors include:

  •
  failures of or interruptions in the communications and information systems on which we rely to conduct our business could reduce our revenues, increase our costs or lead to disruptions in our business;

  •
  our plans to grow our commercial real estate and commercial and industrial loan portfolios which may carry greater risks of non-payment or other unfavorable consequences;

  •
  competitive factors, including competition with national, regional and community financial institutions, that may lead to pricing pressures that reduce the yields the Bank earns on loans and increase rates the Bank pays on deposits, the loss of our most valued customers, defection of key employees or groups of employees or other losses;

  •
  the loss of any key members of senior management;

  •
  fluctuation in interest rates;

  •
  monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other government initiatives affecting the financial services industry;

  •
  general economic conditions, whether national or regional, and conditions in the lending markets in which we participate that may hinder our ability to increase lending activities or have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;

  •
  results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;

  •
  changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or First Internet Bank of Indiana (the "Bank") in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products; and

  •
  other risk factors included under the heading "Risk Factors" beginning on page 10.

        Furthermore, forward-looking statements are subject to risks and uncertainties related to our ability to, among other things: generate loan and deposit balances at projected spreads; sustain fee generation including gains on sales of loans; maintain asset quality and control risk; limit the amount of net loan charge-offs; adapt to changing customer deposit, investment and borrowing behaviors; control expenses; dispose of properties or other assets obtained through foreclosures at expected prices and within a reasonable period of time; attract and retain key personnel; and monitor and manage our financial reporting, operating and disclosure control environments.

        Some of these and other factors are discussed in this prospectus under the caption "Risk Factors" and elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. The development of any or all of these factors could have an adverse impact on our financial position and our results of operations.

        Any forward-looking statements are based upon management's beliefs and assumptions at the time they are made. We undertake no obligation to publicly update or revise any forward-looking statements included or incorporated by reference in this prospectus or to update the reasons why actual results could differ from those contained in such statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus or the incorporated documents might not occur, and you should not put undue reliance on any forward-looking statements.

PROSPECTUS SUMMARY

        This summary highlights selected information contained in greater detail elsewhere in this prospectus or in the materials incorporated by reference into this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

Company Overview

        First Internet Bancorp is a bank holding company that conducts its business activities through its wholly-owned subsidiary, First Internet Bank, an Indiana chartered bank. The Bank was the first state-chartered, FDIC-insured Internet bank. We offer a full complement of products and services on a nationwide basis. We conduct our deposit operations primarily over the Internet and have no branch offices.

        The Bank commenced banking operations in 1999 and grew organically in the consumer market in its early years by adding new customers, products and capabilities through its Internet-based platform. The Company was incorporated under the laws of the State of Indiana on September 15, 2005. On March 21, 2006, we consummated a plan of exchange by which we acquired all of the outstanding shares of the Bank. In 2007, we acquired Indianapolis-based Landmark Financial Corporation. The acquisition merged Landmark Savings Bank, FSB, into the Bank. The Landmark acquisition added a turnkey retail mortgage lending operation that we then expanded on a nationwide basis through our Internet platform. Since then, we have added commercial real estate ("CRE") lending, including a nationwide credit tenant lease financing program, and more recently, commercial and industrial ("C&I") lending and business banking/treasury management services to meet the needs of high-quality, underserved commercial borrowers and depositors. Our commercial banking activities are highly dependent on establishing and maintaining strong relationships with our business customers.

        As of September 30, 2013, there were 2,861,326 shares of our common stock outstanding. As of September 30, 2013, we had total assets of $738.5 million, total liabilities of $676.6 million, and shareholders' equity of $61.9 million.

        Our principal office is located at 8888 Keystone Crossing, Suite 1700, Indianapolis, Indiana 46240. The low cost of living in Indianapolis (a 2009 Forbes study showed Indianapolis to be the most affordable place to live among the largest 40 MSAs in the United States) gives us access to highly skilled employees and office space at a competitive cost.

        Our website is www.firstinternetbancorp.com. The information on our website is not part of this prospectus and the reference to our website address does not constitute incorporation by reference of any information on our website into this prospectus.

Market Areas

        Our business model is significantly different from that of a typical community bank. We do not have a conventional brick and mortar branch system; rather, we operate through our scalable internet banking platform. The market area for our residential real estate lending, consumer lending, and deposit gathering activities is the entire United States. We also offer credit tenant lease financing on a nationwide basis. Our other commercial lending activities, including CRE loans, C&I loans, corporate credit cards and corporate treasury management services, are offered by our commercial banking team to businesses primarily within a one hundred (100) mile radius of our corporate headquarters. The commercial banking market in central Indiana is primarily composed of larger regional and community banks. We have no significant customer concentrations within our loan portfolio.

Performance

        Growth.    Total assets have increased from $504.6 million at December 31, 2009 to $738.5 million at September 30, 2013. This increase of $233.9 million or 46.4% was driven by strong organic growth. During the same time period, total net loans increased from $305.4 million to $434.2 million and deposits increased from $411.6 million to $636.7 million, an increase of 42.2% and 54.7%, respectively. Our sustained growth profile is the result of our flexible and highly scalable Internet banking strategy that allows us to target a broad reach of customers across 50 states. Additionally, key strategic commercial banking hires have enabled us to further expand our product offerings on both a local and national basis. At September 30, 2013, CRE and C&I loans comprised 38.7% of the loan portfolio, excluding residential mortgage loans held for sale, compared to 7.7% at December 31, 2009.

        Earnings Trend.    Net income was a negative $2.1 million in the year ended December 2009, and we generated positive net income of $5.0 million, $3.2 million and $5.6 million for the years ended December 31, 2010, 2011 and 2012, respectively. In addition, net income amounted to $3.9 million for the nine months ended September 30, 2013. The loss of $2.1 million incurred for the year ended December 31, 2009 primarily related to provisioning expense as we sought to address the effect of the financial crisis on our customers. The earnings performance since January 1, 2009 reflects (1) our substantial asset growth funded by an increasing amount of lower cost core deposits, (2) our ability to operate with lower overhead costs due to our technology-based operating model, and (3) the continued expansion of our local and national presence with enhanced loan and deposit product offerings.

        Asset Quality.    At September 30, 2013, our nonperforming assets to total assets amounted to 1.23% and our allowance for loan losses to total loans receivable amounted to 1.26%. We have maintained a high quality loan portfolio due to our emphasis on a strong credit culture, conservative underwriting standards, and a diverse national and local customer base.

Strategic Focus

        Our business model is significantly different from that of a typical community bank. We operate on a national basis through our scalable Internet banking platform to gather deposits and offer residential mortgage and consumer lending products rather than relying on a conventional brick and mortar branch system. We also conduct commercial banking and related activities, primarily on a local basis. Our overriding strategic focus is enhancing franchise and shareholder value. We believe the continued creation of franchise and shareholder value will be driven by profitable growth in consumer and commercial banking, effective underwriting, strong asset quality and efficient technology-driven operations.

  •
  National Focus on Deposit and Consumer Banking Growth—Our first product offerings were basic deposit accounts, certificates of deposit, electronic bill pay and credit cards. Within 90 days of opening, we had accounts with consumers in all 50 states. Over the years, we added secured consumer loans, lines of credit, home equity loans and single-family mortgages. Our footprint for deposit gathering and these consumer lending activities is the entire nation. With the use of our Internet-based technology platform, we do not face geographic boundaries that traditional banks must overcome for customer acquisition. Armed with smart phones and tablet computers, our customers can access our online banking system, bill pay, and remote deposit capture 24 hours a day, seven days a week, on a real time basis. In addition, we have eight dedicated banking specialists who can service customer needs via telephone, email or online chat. We intend to continue to expand our deposit base by leveraging technology and marketing. The average size of our checking account at September 30, 2013 was $11,000 as compared to a national average checking account balance of $3,000.

  •
  Commercial Banking Growth—Over the past three years, we have diversified our operations by adding commercial banking to complement our consumer platform. We now offer CRE loans, credit tenant leases, C&I loans and corporate credit cards to commercial businesses. Our commercial lending teams consist of seasoned commercial bankers, most of whom have had extensive careers with larger money center, super-regional or regional banks. These lenders have developed long-term, core relationships with a consistent base of commercial borrowers. We recently introduced a treasury management product to capture the deposit side of these commercial relationships. We are continuing to develop new products and services for this market that will produce additional loan interest income as well as non-interest income. We also intend to grow and expand our commercial banking platform by hiring additional seasoned loan officers and relationship managers.

  •
  Experience—Our management team and our Board of Directors are integral to our success. Our management team and Board of Directors are led by David B. Becker, the founder of First Internet Bank of Indiana. Mr. Becker is a seasoned business executive and entrepreneur with over three decades of management experience in the financial services and financial technology space, and has served as our Chief Executive Officer since 2005. Mr. Becker has been the recipient of numerous business awards, including Ernst & Young Entrepreneur of the Year in 2002, and is a recent inductee to the Central Indiana Business Hall of Fame. Our Chief Financial Officer, Kay E. Whitaker, brings over 20 years of experience in the financial services industry, most recently as the CFO of Central Indiana Community Foundation ("CICF") from 2007 to 2012. At CICF, Ms. Whitaker provided financial oversight for 800 philanthropic funds and 165 investment accounts across multiple portfolios, and was named 2012 CFO of the Year in the not-for-profit sector by the Indianapolis Business Journal. Ms. Whitaker also brings over 15 years of accounting experience with PriceWaterhouseCoopers focused on financial institutions. The senior management team is complemented by a dedicated Board of Directors with a wide range of experience from careers in financial services, legal, regulatory, and industrial services.

    The leaders of our lending teams and members of their staff are highly seasoned, career bankers who bring deep banking knowledge and relationships from regional, super-regional or money center banks. Our core management team has a wealth of banking knowledge from a wide variety of backgrounds which gives us significant market insight and allows us to leverage their comprehensive, long-term customer relationships. We organize our lending teams as follows: Commercial and Industrial, Commercial Real Estate, Consumer and Mortgage Banking. Our C&I and CRE teams are both composed of eight members each. The Consumer team has four lenders and the Residential Mortgage Banking team has 30 loan producers and 37 support staff. We will continue to search for seasoned bankers who can add new lending verticals and sources of non-interest income.

  •
  Profitability—We intend to continue to leverage our technology, our long-term commercial relationships and our non-interest income sources to drive profitability. As we continue to grow, we believe that our model will produce a better efficiency ratio than more traditional community banks, with a goal of higher returns on assets and equity.

  •
  Exceptional Asset Quality, Diversified Loan Portfolio and Effective Underwriting—We have had an exceptional credit quality record since the Bank's inception. We will continue to place an emphasis on our strong credit culture and strict underwriting standards of diverse loan products to maintain our excellent credit quality. Our loan portfolio is diversified with a low level of construction loans. At September 30, 2013, the loan portfolio consisted of 27.83% CRE, 10.89% C&I, 25.60% consumer, and 35.68% residential real estate loans. Our Chief Credit Officer has approximately twenty-five years of experience with a major regional bank and joined us in August 2012. Our Compliance Officer has approximately thirty years of banking and compliance experience.

  •
  Efficiency Through Technology—To date, we have pursued growth in a prudent and disciplined fashion. We will continue to monitor our efficiency ratio and intend to invest in and utilize technology to compete more effectively as we grow in the future. Through our online account access services, augmented by our team of dedicated banking specialists, we can satisfy all of the needs of our retail and commercial customers in an efficient manner. Our data processing systems run on a "real-time"

    basis, unlike many banks that run a "batch system," so customers benefit from an up-to-the-minute picture of their financial position—particularly our commercial customers, who complete numerous transactions in a single day.

  •
  Scalable Platform—We believe we have built a scalable banking infrastructure based upon technology rather than a branch network, and that our Internet banking processes are capable of supporting continued growth while improving operational efficiencies. We believe our support team has the ability to grow our consumer loan and deposit base without significant additional hires.

THE OFFERING

        The following is a brief summary of certain terms of this offering.

Issuer	First Internet Bancorp
Securities offered	1,380,000 shares of common stock
Offering price	$20.00 per share
Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 207,000 additional shares of common stock.
Common shares outstanding after completion of the offering	4,241,326 shares of common stock, assuming the underwriters do not exercise their purchase option.(1)
Use of proceeds

We intend to use the net proceeds generated by this offering to support the Bank's organic growth, the pursuit of strategic acquisition opportunities and other general corporate purposes. We do not have any immediate plans, arrangements or understandings relating to any material acquisition. We have not determined the amounts that may be used for each purpose nor have we established a timetable for the effective deployment of the net proceeds. Accordingly, we will have broad discretion in the use of the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities. For additional information, see "Use of Proceeds."

Dividends

We began paying quarterly dividends in the first quarter of 2013. Although we expect to continue paying dividends quarterly, any future determination to pay dividends on our common stock will be made by our Board of Directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that our Board of Directors deems relevant. For additional information, see "Dividend Policy."

Trading market	Our common stock is listed on the NASDAQ Capital Market.
Trading symbol	INBK

Risk factors

Investing in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading "Risk Factors" beginning on page 10 and all other information included in this prospectus before deciding to invest in our common stock.

(1)
The number of shares of our common stock outstanding after this offering is based on 2,861,326 shares outstanding as of November 21, 2013. The number of shares of our common stock outstanding as of that date excludes (a) 48,750 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $19.33 per share, (b) 180,000 shares of common stock that may be issued pursuant to our Directors' Deferred Stock Plan and (c) 703,768 shares of common stock reserved for grants under our 2013 Equity Incentive Plan.

SUMMARY OF SELECTED FINANCIAL DATA

        You should read the selected consolidated financial and operating data set forth below in conjunction with the section titled "Capitalization," as well as our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which are incorporated by reference into this prospectus. See "Where You Can Find More Information." The historical financial information as of and for the nine months ended September 30, 2013 and 2012 is derived from our unaudited financial statements incorporated by reference into this prospectus. The unaudited financial information as of and for the nine months ended September 30, 2013 and 2012 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results of operations for the full year or any future period. The historical financial information as of and for the years ended December 31, 2012 and 2011 is derived from our audited financial statements incorporated by reference into this prospectus. The historical financial information as of and for the years ended December 31, 2010, 2009 and 2008 is derived from our audited financial statements not included in this prospectus. Average balances have been computed using daily averages. We have presented certain information in the table below on a non-GAAP (as defined below) basis. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for the non-GAAP measures included in the table are provided below. The results included here and elsewhere in this prospectus are not necessarily indicative of future performance.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(dollars in thousands, except share data)	2013(1)	2012(1)	2012	2011	2010	2009	2008
Income Statement Data
Interest and dividends	$18,430	$18,247	$24,117	$23,944	$25,926	$28,607	$31,155
Interest expense	5,946	6,494	8,532	9,621	10,785	14,859	18,873

Net interest income	12,484	11,753	15,585	14,323	14,511	13,748	12,282
Provision for loan losses	101	2,108	2,852	2,440	927	11,564	4,819

Net interest income after provision	12,383	9,645	12,733	11,883	13,584	2,184	7,463
Non-interest income	8,347	7,612	11,744	3,559	3,437	2,903	2,585
Non-interest expenses	15,228	11,784	16,677	11,483	10,370	9,341	8,481

Income (loss) before income taxes	5,502	5,473	7,800	3,959	6,651	(4,254)	1,567
Income taxes	1,575	1,421	2,194	773	1,696	(2,136)	(9)

Net income (loss)	$3,927	$4,052	$5,606	$3,186	$4,955	$(2,118)	$1,576

Net income available to common shareholders	$3,927	$4,052	$5,606	$3,186	$4,955	$(2,118)	$1,576
Per Share Data:
Net income
Basic	$1.36	$1.41	$1.95	$1.11	$1.74	$(0.75)	$0.56
Diluted	$1.36	$1.41	$1.95	$1.11	$1.74	$(0.75)	$0.56
Tangible book value per common share at period end(2)	$19.99	$19.95	$20.13	$18.07	$15.75	$14.28	$14.57
Average common shares outstanding
Basic	2,888,274	2,867,769	2,869,365	2,859,434	2,848,379	2,838,123	2,817,699
Diluted	2,889,039	2,867,769	2,869,365	2,859,434	2,848,379	2,838,123	2,829,699
Common shares outstanding at end of period	2,861,326	2,807,385	2,815,094	2,807,385	2,807,385	2,807,385	2,795,385

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(dollars in thousands, except share data)	2013(1)	2012(1)	2012	2011	2010	2009	2008
Balance Sheet Data:
Total assets	$738,518	$627,678	$636,367	$585,440	$503,915	$504,615	$543,044
Cash and cash equivalents	$26,329	$24,174	$32,513	$34,778	$32,417	$30,016	$25,780
Loans receivable, net	$434,167	$348,839	$352,328	$329,570	$299,545	$305,439	$320,167
Loans held for sale	$18,309	$55,490	$63,234	$45,091	$5,008	$7,169	$4,203
Investment securities available for sale	$216,662	$171,323	$156,693	$149,270	$136,936	$133,584	$168,807
Deposits	$636,653	$522,659	$530,691	$486,665	$422,703	$411,627	$439,242
Tangible common equity(2)	$57,187	$56,008	$56,663	$50,736	$44,210	$40,077	$40,724
Total shareholders' equity	$61,874	$60,695	$61,350	$55,423	$48,897	$44,764	$45,411
Performance Ratios:
Return on average assets	0.80%	0.89%	0.91%	0.59%	1.01%	-0.40%	0.29%
Return on average equity	8.51%	9.34%	9.51%	6.09%	10.10%	-4.56%	3.51%
Net interest margin(3)	2.65%	2.66%	2.63%	2.75%	3.06%	2.67%	2.34%
Income as a percentage of average assets(4)	5.44%	5.65%	5.84%	5.09%	5.96%	5.93%	6.22%
Noninterest income as a percentage of average assets	1.69%	1.66%	1.91%	0.66%	0.70%	0.55%	0.48%
Noninterest expenses to average assets	3.09%	2.58%	2.71%	2.12%	2.11%	1.76%	1.56%
Asset Quality Ratios:
Non-performing loans as a percentage of total loans	0.61%	2.55%	1.23%	2.64%	3.17%	3.36%	1.44%
Non-performing assets to total assets	1.23%	1.68%	1.62%	2.29%	3.36%	2.52%	1.00%
Non-performing assets (including troubled debt restructurings) to total assets	1.40%	1.90%	1.84%	2.47%	3.43%	2.52%	1.00%
Allowance for loan losses as a percentage of total loans receivable	1.26%	1.82%	1.65%	1.70%	2.26%	3.25%	1.45%
Net (charge-offs) to average outstanding loans during period	-0.15%	-0.48%	-0.69%	-1.05%	-1.35%	-1.85%	-1.12%
Capital Ratios:
Tangible common equity to tangible assets(2)	7.79%	8.99%	8.97%	8.74%	8.86%	8.02%	7.56%
Total risk-based capital to risk-weighted assets(5)(6)	12.32%	11.19%	13.46%	12.40%	12.16%	11.04%	13.24%
Tier 1 risk-based capital to risk-weighted assets(5)(6)	10.77%	9.99%	12.20%	11.15%	10.91%	9.77%	11.99%
Tier 1 leverage ratio(5)	8.42%	8.71%	8.89%	8.74%	9.41%	7.72%	8.17%
Other Data:
Full-time equivalent employees	126	95	97	74	52	50	46

(1)
Where applicable, ratios have been annualized.

(2)
Tangible common equity, tangible assets and tangible book value per common share performance financial measures not recognized in generally accepted accounting principles ("GAAP"). Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share or related measures should not be considered as a substitute for total shareholders' equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate these measures may differ from those of

(footnotes continue on following page)

  other companies reporting measures with similar names. The following table reconciles these non-GAAP performance measures and a capital ratio using such measures to the most directly comparable GAAP measure or ratio.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(dollars in thousands, except share data)	2013(2)	2012(1)	2012	2011	2010	2009	2008
Total equity—GAAP	$61,874	$60,695	$61,350	$55,423	$48,897	$44,764	$45,411
Adjustments
Goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Tangible common equity	57,187	56,008	56,663	50,736	44,210	40,077	40,724
Total assets—GAAP	738,518	627,678	636,367	585,440	503,915	504,615	543,044
Adjustments
Goodwill	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)	(4,687)
Tangible assets	733,831	622,991	631,680	580,753	499,228	499,928	538,357
Total common shares	2,861,326	2,807,385	2,815,094	2,807,385	2,807,385	2,807,385	2,795,385
Book value per common share	$21.62	$21.62	$21.79	$19.74	$17.42	$15.95	$16.24
Effect of adjustment	$(1.63)	$(1.67)	$(1.66)	$(1.67)	$(1.67)	$(1.67)	$(1.68)
Tangible book value per common share	$19.99	$19.95	$20.13	$18.07	$15.75	$14.28	$14.57
Total shareholders' equity to assets ratio	8.38	9.67	9.64%	9.47%	9.70%	8.87%	8.36%
Effect of adjustment	-0.59%	-0.68%	-0.67%	-0.73%	-0.84%	-0.85%	-0.80%
Tangible common equity to tangible assets ratio	7.79%	8.99%	8.97%	8.74%	8.86%	8.02%	7.56%
(3)
Net interest margin is net interest income divided by average earnings assets.

(4)
Income consists of interest income and noninterest income.

(5)
Capital ratios are calculated in accordance with regulatory accounting principles specified by our primary federal banking regulatory authority.

(6)
During 2013, we changed the methodology we use to determine a component of our risk-weighted assets for regulatory capital purposes. The old methodology overstated the risk to which we were exposed on these assets, as we reported as assets sold with recourse loans we had sold to investors who had no right to return them. We discussed our intention to make this change with our regulators and began using the new methodology in the Bank's June 30, 2013 Call Report. We subsequently amended the Bank's December 31, 2012 and March 31, 2013 Call Reports to conform the computation of these regulatory capital ratios to the new methodology. The change in methodology had no impact on our financial statements prepared in accordance with GAAP because the transfers of the assets to the investors were considered true sales under relevant accounting guidance.

The following table sets forth the regulatory capital ratios on a consolidated and Bank-only basis as originally reported for December 31, 2012 and March 31, 2013 and the regulatory capital ratios included in the amended reports using the new methodology.

	Total Risk-Based Capital to Risk-Weighted Assets			Tier 1 Risk-Based Capital to Risk-Weighted Assets			Tier 1 Leverage Ratio
	Originally Filed	As Amended	Change	Originally Filed	As Amended	Change	Originally Filed	As Amended	Change
December 31, 2012
Consolidated	10.97%	13.46%	2.49%	9.91%	12.20%	2.29%	8.89%	8.89%	0.00%
Bank	10.82%	13.28%	2.46%	9.77%	12.03%	2.26%	8.77%	8.77%	0.00%
March 31, 2013
Consolidated	10.08%	13.38%	3.30%	9.15%	12.14%	2.99%	9.01%	9.01%	0.00%
Bank	10.00%	13.28%	3.28%	9.06%	12.03%	2.97%	8.92%	8.92%	0.00%

RISK FACTORS

        An investment in our common stock involves significant risks. You should consider carefully the risk factors included below together with all of the other information included in or incorporated by reference into this prospectus, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or a substantial part of your investment.

RISKS RELATED TO OUR BUSINESS

A failure of, or interruption in, the communications and information systems on which we rely to conduct our business could adversely affect our revenues and profitability.

        We rely heavily upon communications and information systems to conduct our business. Although we have built a level of redundancy into our information technology infrastructure and update our business continuity plan annually, any failure or interruption of our information systems or the third-party information systems on which we rely as a result of inadequate or failed processes or systems, human errors or external events, could adversely affect our Internet-based operations and slow the processing of applications, loan servicing, and deposit-related transactions. In addition, our communication and information systems may present security risks and could be susceptible to hacking or other unauthorized access. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our commercial loan portfolio exposes us to higher credit risks than residential real estate and consumer loans, including risks relating to success of the underlying business and conditions in the market or the economy and concentration in our commercial loan portfolio.

        We are growing our CRE and C&I loan portfolios. These loans generally involve higher credit risks than residential real estate and consumer loans and are dependent upon our lenders maintaining close relationships with the borrowers. Payments on these loans are often dependent upon the successful operation and management of the underlying business or assets and repayment of such loans may be influenced to a great extent by conditions in the market or the economy. Commercial loans are generally larger than residential real estate or consumer loans and could lead to concentration risks within our commercial loan portfolio. Our failure to manage this growth could have a material adverse effect on our business, financial condition and results of operations.

The market value of some of our investments could decline and adversely affect our financial position.

        As of September 30, 2013, we had a net unrealized loss of $2.6 million on the available-for-sale portion of our $216.7 million investment securities portfolio. In assessing the impairment of investment securities, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, whether the market decline was affected by macroeconomic conditions and whether we have the intent to sell the security or will be required to sell the security before its anticipated recovery. We also use economic models to assist in the valuation of some of our investment securities. If our investment securities experience a decline in value, we would need to determine whether the decline represented an other-than-temporary impairment, in which case we would be required to record a write-down or loss and a charge to our earnings.

Because our business is highly dependent on technology that is subject to rapid change and transformation, we are subject to risks of obsolescence.

        The Bank conducts its consumer lending and deposit-gathering activities through the Internet. The financial services industry is undergoing rapid technological change, and we face constant evolution of customer demand for technology-driven financial and banking products and services. Many of our competitors have substantially greater resources to invest in technological improvement and product development, marketing and implementation. Any failure to successfully keep pace with and fund technological innovation in the markets in which we compete could have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all, without which our financial condition, results of operations and prospects could be materially impaired.

        If we continue to experience significant growth, we may need to raise additional capital. Our ability to raise capital, if needed, will depend upon our financial performance and condition and on conditions in the capital markets, as well as economic conditions generally. Accordingly, such financing may not be available to us on acceptable terms or at all. If we cannot raise additional capital when needed, it would have a material adverse effect on our business, financial condition and results of operations.

The competitive nature of the banking and financial services industry could negatively affect our ability to increase our market share and retain long-term profitability.

        Competition in the banking and financial services industry is strong. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence than we do and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to increase our market share and remain profitable on a long-term basis. Our success will depend on the ability of the Bank to compete successfully on a long-term basis within the financial services industry.

We rely on our management team and could be adversely affected by the unexpected loss of key officers.

        Our future success and profitability is substantially dependent upon our management and the abilities of our senior executives. We believe that our future results will also depend in part upon our ability to attract and retain highly skilled and qualified management. Competition for senior personnel is intense, and we may not be successful in attracting and retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our businesses and could have a material adverse effect on our businesses, financial condition and results of operations. In particular, the loss of our chief executive officer could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

        Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice-versa. In addition, the individual market interest rates underlying our loan and lease and deposit products may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, earnings may be negatively affected. In addition, loan and lease volume and quality and deposit volume and mix can be affected by market interest rates as can the businesses of our clients. Changes in levels of market interest rates could have a material adverse effect on our net interest spread, asset quality, origination volume and overall profitability.

        Market interest rates are beyond our control, and they fluctuate in response to economic conditions and the policies of various governmental and regulatory agencies, in particular, the Board of Governors of the Federal Reserve (the "Federal Reserve"). Changes in monetary policy, including changes in interest rates, may negatively affect our ability to originate loans and leases, the value of assets and our ability to realize gains from the sale of our assets, all of which ultimately could affect our earnings.

An inadequate allowance for loan losses would reduce our earnings and adversely affect our financial condition and results of operations.

        Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral. Although we and our regulators regularly review our loan portfolio and evaluate the adequacy of our allowance and believe that the allowance is adequate to absorb any inherent losses in our portfolio, there can be no assurance that we will not experience losses in excess of the allowance and be required to increase our provision.

Consumer loans in our portfolio generally have greater risk of loss or default than residential real estate loans and may make it necessary to increase our provision for loan losses.

        At September 30, 2013, our consumer loans totaled $111.4 million, representing approximately 25.60% of our total loan portfolio at such date. The overwhelming majority of our consumer loans are horse trailer and recreational vehicle loans acquired through indirect dealer networks. Consumer loans generally have a greater risk of loss or default than do residential mortgage loans, particularly in the case of loans that are secured by rapidly depreciating assets such as horse trailer and recreational vehicles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. It may become necessary to increase our provision for loan losses in the event that our losses on these loans increase, which would reduce our earnings and have a material adverse effect on our business, financial condition and results of operations.

Because of our holding company structure, we depend on capital distributions from the Bank to fund our operations.

        We are a separate and distinct legal entity from the Bank and have no business activities other than our ownership of the Bank. As a result, we primarily depend on dividends, distributions and other payments from the Bank to fund our obligations. The ability of the Bank to pay dividends to us is limited by state and federal law and depends generally on the Bank's ability to generate net income. If we are unable to comply with applicable provisions of these statutes and regulations, the Bank may not be able to pay dividends to us, and we would not be able to pay dividends on our outstanding common stock.

Lack of seasoning of our commercial loan portfolios may increase the risk of credit defaults in the future.

        Due to our increasing emphasis on CRE and C&I lending, a substantial amount of the loans in our commercial loan portfolios and our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." A portfolio of older loans will usually behave more predictably than a newer portfolio. As a result, because a large portion of our commercial loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would have a material adverse effect on our business, financial condition and results of operations.

If our mortgage lending business does not grow, we will not be as profitable as we have been in recent years.

        The residential mortgage business is highly competitive, and highly susceptible to changes in market interest rates, consumer confidence levels, employment statistics, the capacity and willingness of secondary market purchasers to acquire and hold or securitize loans, and other factors beyond our control. Additionally, in many respects, the mortgage origination business is relationship based and dependent on the services of individual mortgage loan officers. The loss of services of one or more loan officers could have the effect of reducing the level of our mortgage production. As a result of these factors, we cannot be certain that we will be able to maintain or grow the volume or percentage of revenue or net income produced by our residential mortgage loan business. A decline in our residential mortgage business may have an adverse effect on our financial condition and results of operations.

A sustained decline in the mortgage loan markets or the related real estate markets could reduce loan origination activity or increase delinquencies, defaults and foreclosures, which could adversely affect our financial results.

        Historically, our mortgage loan business has provided a significant portion of our revenue and our ability to maintain or grow that revenue is dependant upon our ability to originate loans and sell them on the secondary market. During the year ended December 31, 2012, income from mortgage banking activities was $10.7 million and for the nine months ended September 30, 2013, $7.8 million. Mortgage loan origination is sensitive to changes in economic conditions, including decreased economic activity, a slowdown in the housing market, or higher market interest rates, and has historically been cyclical, enjoying periods of strong growth and profitability followed by periods of lower volumes and market-wide losses. During periods of rising interest rates, refinancing originations for many mortgage products tend to decrease as the economic incentives for borrowers to refinance their existing mortgage loans are reduced. In addition, the mortgage loan origination business is affected by changes in real property values. A reduction in real property values could also negatively affect our ability to originate mortgage loans because the value of the real properties underlying the loans is a primary source of repayment in the event of foreclosure. The national market for residential mortgage loan refinancing has recently experienced a decline, and a continuation of that trend may adversely impact our business. Any sustained period of increased delinquencies, foreclosures or losses could harm our ability to originate and sell mortgage loans, and the price received on the sale of such loans, which could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated environment, which could restrain our growth and profitability.

        We are subject to extensive laws and regulations that govern almost all aspects of our operations. These laws and regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended to protect depositors, the Deposit Insurance Fund and the banking system as a whole, and not shareholders and consumers. These laws and regulations, among other matters, affect our lending practices, capital structure, investment practices, dividend policy, operations and growth. Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulatory capital rules, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

        The Federal Reserve, the Federal Deposit Insurance Corporation (the "FDIC") and the Indiana Department of Financial Institutions (the "DFI") periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase which would reduce our profitability.

        The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

The short-term and long-term impact of recently adopted regulatory capital rules is uncertain and a significant increase in our capital requirements could have an adverse effect on our business.

        In July 2013, the federal banking agencies approved rules that will significantly change the regulatory capital requirements of all banking institutions in the United States. The new rules are designed to implement the recommendations with respect to regulatory capital standards, commonly known as Basel III, approved by the International Basel Committee on Bank Supervision. We will become subject to the new rules over a multi-year transition period commencing January 1, 2015. The new rules establish a new regulatory capital standard based on tier 1 common equity and increase the minimum leverage and risk-based capital ratios. The rules also change how a number of the regulatory capital components are calculated. The new rules will generally require us and the Bank to maintain greater amounts of regulatory capital. A significant increase in our capital requirements could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The Bank Secrecy Act, the USA PATRIOT Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OUR COMMON STOCK

There is a limited trading market for our common stock and you may not be able to resell your shares.

        Our common stock began trading on the NASDAQ Capital Market on February 22, 2013; however, trading remains relatively limited. Although we expect that a more liquid market for our common stock will develop, we cannot guarantee that you would be able to resell shares of common stock at an attractive price or at all.

The offering will dilute the ownership percentage of our existing shareholders and the ownership of our common stock may change significantly.

        We intend to raise significant capital through the offering. Upon the successful completion of the offering, the ownership percentage of existing shareholders will be diluted unless they purchase shares in the offering in an amount proportional to their existing ownership. As a result, following the offering, a significant portion of our common stock may be held by individuals and institutions outside of our market area whose interests may differ from our current shareholders. In addition, one or more individuals or institutions may seek to acquire a significant percentage of ownership in our common stock in the offering, subject to any applicable regulatory approvals. Those shareholders may have interests that differ from those of our current shareholder base, and they may vote in a way with which our current shareholders disagree.

Securities analysts may not initiate or continue coverage on our common stock, which could affect the market for our common stock.

        The trading market for our common stock will depend in part on the research and reports that securities analysts may publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If no securities analysts cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

        We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through the Bank. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

Federal banking laws limit the acquisition and ownership of our common stock.

        Because we are a bank holding company, any purchaser of 5% or more of our common stock may be required to file a notice with or obtain the approval of the Federal Reserve under the Change in Bank Control Act of 1978, as amended. Specifically, under regulations adopted by the Federal Reserve, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve before acquiring 5% or more of our common stock and (2) any person other than a bank holding company may be required to file a notice with and not be disapproved by the Federal Reserve to acquire 10% or more of our common stock.

Anti-takeover provisions could negatively impact our shareholders.

        Provisions of Indiana law and provisions of our Articles of Incorporation could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. We are subject to certain anti-takeover provisions under the Indiana Business Corporation Law, as amended (the "IBCL"). Additionally, our Articles of Incorporation authorize our Board of Directors to issue one or more classes or series of preferred stock without shareholder approval and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our shareholders.

Our shares of common stock are not an insured deposit and as such are subject to loss of entire investment.

        The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

If we were to issue preferred stock, the rights of holders of our common stock and the value of such common stock could be adversely affected.

        Our Board of Directors is authorized to issue classes or series of preferred stock, without any action on the part of the shareholders. The Board of Directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the value of the common stock would be adversely affected.

We may issue additional shares of common or preferred stock in the future, which could dilute existing shareholders.

        Our Articles of Incorporation authorize our board of directors, generally without shareholder approval, to, among other things, issue additional shares of common stock up to a total of forty-five million shares or up to five million shares of preferred stock. The issuance of any additional shares of common or preferred stock could be dilutive to a shareholder's ownership of our common stock. To the extent that we issue options or warrants to purchase common stock in the future and the options or warrants are exercised, our shareholders may experience further dilution. In addition, we may issue preferred stock that is convertible into shares of our common stock, and upon conversion would result in our common shareholders' ownership interest being diluted. Holders of shares of our common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, shareholders may not be permitted to invest in future issuances of common or preferred stock. We and the Bank are required by federal and state regulatory authorities, as applicable, to maintain adequate levels of capital to support our operations. Accordingly, regulatory requirements and/or deterioration in our asset quality may require us to sell common stock to raise capital under circumstances and at prices which result in substantial dilution.

We are a newly public company and we cannot be certain if the reduced disclosure requirements applicable to newly public companies will make our common stock less attractive to investors.

        We are a newly public company and we may take advantage of certain exemptions from various reporting requirements under the rules of the SEC that are applicable to other public companies that are not newly public companies, including a transition period during which we are not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act or to provide a report of management's assessment regarding internal control over financial reporting until our second Annual Report on Form 10-K. In addition, as long as we qualify as a "smaller reporting company" we will not be subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, investors may be less comfortable with the effectiveness of our internal controls and the risk that material weaknesses or other deficiencies in our internal controls may go undetected until the transition period has ended and we are no longer a "smaller reporting company." We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and provide reduced disclosure. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we default on our subordinated debt, we will be prohibited from paying dividends or distributions on our common stock.

        On June 28, 2013, we issued a subordinated debenture to a third party in the principal amount of $3.0 million. The purchase agreement under which the subordinated debenture was issued prohibits us from paying any dividends or making any other distributions to our shareholders at any time when there shall have occurred and be continuing an event of default under the agreement.

        Events of default generally consist of, among other things, our failure to pay any principal or interest on the subordinated debenture when due, our failure to comply with certain agreements, terms and covenants under the agreement (without curing such default following notice), and certain events of bankruptcy, insolvency or liquidation relating to us.

        If an event of default were to occur and we did not cure it, we would be prohibited from paying any dividends or making any other distributions to our shareholders or from redeeming or repurchasing any of our common stock, which would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of our common stock, we may enter into additional financing arrangements that may limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of 1,380,000 shares of our common stock in this offering after expenses will be approximately $25.2 million, or approximately $29.1 million if the underwriters elect to exercise in full their over-allotment option.

        We intend to use the net proceeds generated by this offering to support the Bank's organic growth, the pursuit of strategic acquisition opportunities and other general corporate purposes. We do not have any immediate plans, arrangements or understandings relating to any material acquisition. We have not determined the amounts that may be used for each purpose nor have we established a timetable for the effective deployment of the proceeds. Accordingly, we will have broad discretion in the use of the net proceeds from this offering. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower yields than we generally earn on loans, potentially adversely affecting our net interest yield and our net interest margin.

 CAPITALIZATION

        The following table shows our capitalization on an actual basis and on an as adjusted basis as if the offering had been completed as of September 30, 2013, assuming the sale of 1,380,000 shares of common stock at the public offering price of $20.00 per share and that the underwriters' over-allotment option is not exercised, resulting in net proceeds from the offering of approximately $25.2 million after deducting underwriting commissions and estimated expenses. The following unaudited information should be read in conjunction with our consolidated financial statements and related notes, included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which report is incorporated by reference into this prospectus. See "Where You Can Find More Information."

	At September 30, 2013
(dollars in thousands)	Actual	As Adjusted to Reflect the Offering
	(Unaudited)
Assets:
Cash and cash equivalents	$26,329	$51,557
Total assets	$738,518	$763,746
Liabilities:
Subordinated debenture	$2,767	$2,767
Total liabilities	$676,644	$676,644
Shareholders' equity:
Preferred stock, no par value; 4,913,779 shares authorized; issued and outstanding—none	—	—
Common stock, no par value; 45,000,000 shares authorized; 2,861,326 issued and outstanding, actual; and 4,241,326 shares issued and outstanding, pro forma as adjusted	42,037	67,265
Nonvoting common stock, no par value; 86,221 shares authorized; issued and outstanding—none	—	—
Retained earnings	21,500	21,500
Accumulated other comprehensive income (loss)	(1,663)	(1,663)

Total shareholders' equity	$61,874	$87,102

Total capitalization	$64,641	$89,869

Total common equity	$61,874	$87,102
Intangibles, net	$4,687	$4,687
Tangible common equity(1)	$57,187	$82,415
Book value per common share	$21.62	$20.54
Tangible book value per common share(1)	$19.99	$19.43
Capital ratios
Tangible common equity to tangible assets(1)	7.79%	10.86%
Total risk-based capital to risk-weighted assets	12.32%	16.79%
Tier 1 risk-based capital to risk-weighted assets	10.77%	15.25%
Tier 1 leverage ratio	8.42%	11.61%

(1)
Non-GAAP financial measures. See footnote (2) to the table set forth in "Prospectus Summary—Summary of Selected Financial Data."

 PRICE RANGE OF COMMON STOCK

Market Information

        On February 22, 2013, our common stock began trading on the NASDAQ Capital Market under the symbol "INBK." Previously, our common stock (and prior to the formation of the Company, the common stock of the Bank) was quoted on the over-the-counter market under the symbol "FIBP." The last reported closing sale price of our common stock on the NASDAQ Capital Market was $20.71 per share on November 21, 2013. The following table sets forth, for the periods indicated, the high and low sales prices as reported on the NASDAQ Capital Market (or, prior to February 22, 2013, the high and low bid quotations on the over-the-counter market) and declared dividends per share of our common stock.

	Price of Common Stock
			Declared Dividends ($)
	High ($)	Low ($)
Fiscal year ended December 31, 2011:
First Quarter	7.60	6.83
Second Quarter	8.00	6.73
Third Quarter	7.83	6.10
Fourth Quarter	7.67	6.10
Fiscal year ended December 31, 2012:
First Quarter	10.60	6.83
Second Quarter	10.67	8.87
Third Quarter	11.37	9.37
Fourth Quarter	15.32	10.67	0.1667
Fiscal year ending December 31, 2013
First Quarter	19.77	13.67	0.0400
Second Quarter	21.88	14.43	0.0600
Third Quarter	36.00	20.99	0.0600
Fourth Quarter (through November 21, 2013)	31.82	20.12

Holders

        As of November 21, 2013, we had 2,861,326 shares of common stock issued and outstanding, and there were 184 holders of record of our common stock.

DIVIDEND POLICY

        We began paying cash quarterly dividends on our common stock in the first quarter of 2013, and we expect to continue to pay dividends on a quarterly basis; however, the declaration and amount of any future cash dividends will be subject to the sole discretion of our Board of Directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors deemed relevant by our Board of Directors.

        The purchase agreement under which we have issued a subordinated debenture in the principal amount of $3.0 million prohibits us from paying any dividends or to make any other distributions to our shareholders at any time when there shall have occurred and be continuing an event of default under the agreement. If an event of default were to occur and we did not cure it, we would be prohibited from paying any dividends or making any other distributions to our shareholders or from redeeming or repurchasing any of our common stock.

        Because we are a holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.

        The present and future dividend policy of the Bank is subject to the discretion of the Board of Directors. The Bank is not obligated to pay dividends to us.

DESCRIPTION OF CAPITAL STOCK

        Our voting common stock, no par value per share, is traded on the NASDAQ Capital Market under the symbol "INBK." We currently have 45,000,000 shares of common stock authorized and, as of November 21, 2013, we had 2,861,326 shares of common stock issued and outstanding. Our Board of Directors also has the authority to issue 86,221 shares of the 5,000,000 shares of preferred stock (described below), to be designated "Non-voting Common Stock," none of which shares are issued or outstanding.

        The following description of our capital stock is a summary only and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and amended and restated Bylaws, which are included as Exhibits 3.1 and 3.2 to this registration statement, respectively.

Common Stock

        General.    Except as described below under "Important Provisions of Indiana Laws—Control Share Acquisitions," each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the common shareholders. There are no cumulative voting rights. Subject to preferences to which holders of any shares of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, and the satisfaction of any liquidation preferences granted to the holders of any shares of preferred stock that may be outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions that apply to the common stock. All shares of common stock currently outstanding are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

        Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

        We are authorized to issue up to 5,000,000 shares of preferred stock (86,221 shares of which are designated as "Non-Voting Common Stock") in one or more series with respect to which our Board of Directors may, without shareholder approval, determine voting, conversion and other rights which could adversely affect the rights of the holders of common stock.

        The rights of the holders of our common stock would generally be subject to the prior rights of the preferred stock with respect to dividends, liquidation preferences and other matters. The dividend rights, dividend rates, conversion rights, conversion prices, voting rights, redemption rights and terms (including sinking fund provisions, if any), the redemption price or prices and the liquidation preferences of any series of the authorized preferred stock and the numbers of such shares of preferred stock in each series will be established by our Board of Directors as such shares are to be issued. It is not possible to state the actual effect of the preferred stock on the rights of holders of common stock until our Board of Directors determines the rights of the holders of a series of the preferred stock. However, such effects might include (1) restrictions on dividends; (2) dilution of the voting power to the extent that the shares of preferred stock were given voting rights; (3) dilution of the equity interest and voting power if the shares of preferred stock were convertible into common stock; and (4) restrictions upon any distribution of assets to the holders of common stock upon liquidation or dissolution until the satisfaction of any liquidation preference granted to holders of the preferred stock.

        Furthermore, although we have no present intention to do so, our Board of Directors could direct us to issue, in one or more transactions, shares of preferred stock, additional shares of common stock or rights to purchase such shares (subject to the limits imposed by applicable laws and the rules of The Nasdaq Stock Market) in amounts which could make more difficult and, therefore, less likely, a takeover, proxy contest, change in our management or any other extraordinary corporate transaction, which might be opposed by the incumbent Board of Directors. Any issuance of preferred stock or of common stock could have the effect of diluting the earnings per share, book value per share and voting power of common stock held by our shareholders.

        Under regulations adopted by the Federal Reserve under the Change in Bank Control Act of 1978, as amended, if the holders of any series of the preferred stock are or become entitled to vote for the election of directors, such series may then be deemed a "class of voting securities" and a holder of 10% or more of such series that is a company may then be subject to regulation as a bank holding company. In addition, at such time as such series is deemed a class of voting securities, (1) any holder that is a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain more than 5% of that series and (2) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of that series.

Number of Directors; Removal; Vacancies

        Our Bylaws provide that we are to have not less than three or more than eleven directors, with the actual number determined from time to time by resolution of the Board of Directors. Our Articles of Incorporation provide that any director may be removed for a specific cause found and determined by the vote of a majority of the entire Board of Directors. In addition, any or all directors may be removed with our without cause at a meeting of shareholders called for such purpose by the affirmative vote of the holders of a majority of the outstanding shares entitled to be cast generally in the election of directors.

Special Meetings of Shareholders; Limitations on Shareholder Action by Written Consent

        Our Bylaws provide that special meetings of our shareholders may be called only by our Chairman of the Board of Directors, Chief Executive Officer, President or a majority of the Board of Directors acting with or without a meeting, or by the holders of 25% or more of the outstanding shares entitled to be voted on the matters to be considered at such meeting. The only matters that may be considered at any special meeting of the shareholders are the matters specified in the notice of the meeting.

        Although our Bylaws permit shareholders to act by written consent if the consent is signed by the shareholders holding sufficient shares to approve the action, once our common stock is registered under the Exchange Act, the IBCL provides that any actions required or permitted to be taken by our shareholders may not be effected by written consent unless the written consent describing the action taken is signed by all shareholders entitled to vote on the action.

Amendments; Vote Requirements

        Our Articles of Incorporation may be amended if the amendment is recommended by the Board of Directors and approved by a majority of the votes entitled to be cast if the amendment would create dissenters' rights or otherwise if the votes cast favoring the proposal exceed the votes cast opposing the proposal at a meeting at which a quorum is present. Our Bylaws may only be amended by action of the Board of Directors.

Advance Notice Requirements for Shareholder Proposals and Nomination of Directors

        Our Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the meeting. However, in the event that less than 70 days' notice or public disclosure of such meeting date is given, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to shareholders or made public, whichever first occurs. Our Bylaws also specify requirements as to the form and content of a shareholder's notice.

Important Provisions of Indiana Law

        Control Share Acquisitions.    Under Chapter 42 of the IBCL, an acquiring person or group who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing public corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters' rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL.

        Under the IBCL, "control shares" are shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

  •
  one-fifth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more.

        A "control share acquisition" means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

        An "issuing public corporation" means a corporation which has (1) 100 or more shareholders; (2) its principal place of business or its principal office in Indiana, or that owns or controls assets within Indiana having a fair market value of greater than $1,000,000; and (3) (a) more than 10% of its shareholders resident in Indiana, (b) more than 10% of its shares owned of record or owned beneficially by Indiana residents or (c) 1,000 shareholders resident in Indiana.

        The overall effect of these provisions may be to render more difficult or to discourage a merger, a tender offer, a proxy contest or the assumption of control by a holder of a large block of our common stock or other person, or the removal of incumbent management, even if those actions may be beneficial to our shareholders generally.

        The provisions described above do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws, including a by-law adopted by the corporation's board of directors, provide that the provisions do not apply to the corporation. Our Articles of Incorporation and Bylaws do not currently exclude us from Chapter 42.

        Certain Business Combinations.    Chapter 43 of the IBCL restricts the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, then the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified "fair price" criteria.

        For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the resident domestic corporation.

        The definition of "beneficial owner" for purposes of Chapter 43 means a person who, directly or indirectly, owns the shares, has the right to acquire or vote the subject shares (excluding voting rights under revocable proxies made in accordance with federal law), has any agreement, arrangement or understanding for the purpose of acquiring, holding or voting or disposing of the subject shares or holds any "derivative instrument" that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

        The above provisions do not apply to corporations that elect not to be subject to Chapter 43 in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our Articles of Incorporation do not exclude us from Chapter 43.

        Mandatory Classified Board of Directors.    Under Section 23-1-33-6(c) of the IBCL, a corporation with a class of voting shares registered with the SEC under Section 12 of the Exchange Act must have a classified board of directors unless the corporation adopts a by-law expressly electing not to be governed by this provision by the later of July 31, 2009 or 30 days after the corporation's voting shares are first registered under Section 12 of the Exchange Act. Within thirty days of this Registration Statement becoming effective, our Board of Directors will consider whether to adopt a bylaw provision electing not to be subject to the mandatory classified board requirement.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our common stock. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as "capital assets" (generally, property held for investment). Each potential investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

        For purposes of this summary, you are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or (4) a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

        If an entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are treated as a partner in a partnership considering an investment in shares of our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

        This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Distributions

        Distributions with respect to shares of our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us:

  •
  A valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  In the case of payments made to you through an intermediary or outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

        If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  You are a non-United States person, and

  •
  The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

        "Effectively connected" dividends are taxed on a net income basis at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive also may be subject to an additional "branch profits tax" unless an applicable income tax treaty provides otherwise.

Sale or Redemption

        If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of shares of our common stock unless: (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, (ii) the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis; or (iii) we are or have been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the "applicable period"). We do not believe that we are a USRPHC or will become one.

Information Reporting and Backup Withholding

        The payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on the payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

        Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder's United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Legislation Affecting Taxation of Common Stock Held by or Through Foreign Entities

        Legislation enacted in 2010, known as the "FATCA" legislation, generally will impose a withholding tax of 30% on dividend income paid on shares of our common stock and on the gross proceeds of a sale or other disposition of shares of our common stock paid to a "foreign financial institution" (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution. Absent an applicable exception, the FATCA legislation also generally will impose a withholding tax of 30% on dividend income paid on shares of our common stock and the gross proceeds of a sale or other disposition of shares of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the applicable withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of some entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of shares of our common stock may be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder may be required to file a U.S. federal income tax return to claim such refunds or credits. Under final Treasury regulations, this legislation only applies to payments of dividends made after June 30, 2014 and payments of gross proceeds made after December 31, 2016. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our common stock.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus in an underwritten offering through Sandler O'Neill & Partners, L.P. ("Sandler"), as the representative of the several underwriters. We have entered into an underwriting agreement with Sandler, as the representative of the several underwriters, dated November 21, 2013. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commission set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Sandler O'Neill & Partners, L.P.	1,104,000
Keefe, Bruyette & Woods, Inc.	276,000

Total	1,380,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us are true and agreements have been performed;

  •
  there is no material adverse change in the financial markets or in our business; and

  •
  we deliver customary closing documents.

        Subject to these conditions, the underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters' over-allotment option described below, unless and until such option is exercised.

Director and Officer Participation

        At our request, the underwriters have reserved for sale up to a number of the shares of our common stock to be sold in the offering representing $1,000,000 aggregate purchase price, at the public offering price less reduced underwriting discounts and commissions, to certain of the Company's directors and officers. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriter to the general public on the same basis as the other shares offered by this prospectus. None of these persons has any obligation or has made any commitment to purchase any of the shares in the offering, and there can be no assurance as to the number of shares in the offering they may purchase, if any. However, based on non-binding expressions of interest, we expect this group of persons to purchase approximately 24,300 shares in the offering. Any shares purchased by our executive officers or directors will be subject to the restrictions on resale included in the lock-up agreements described below.

Over-Allotment Option

        We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 207,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriters, and the underwriters will be obligated to purchase, these additional shares of common stock.

Commissions and Expenses

        The underwriters propose to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to certain securities dealers at the public offering price, less a concession not in excess of $0.78 per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $0.78 per share on sales to other brokers and dealers. After the public offering of the shares of our common stock, the underwriters may change the offering price, concessions and other selling terms.

        The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$20.00	$27,600,000	$31,740,000
Underwriting discounts and commissions payable by us(1)	$1.30	$1,772,100	$2,041,200
Proceeds to us (before expenses)(1)	$18.70	$25,827,900	$29,698,800

(1)
The underwriting discount will be $1.30 per share. However, the underwriters have agreed that the underwriting discount will be $0.40 per share for up to a number of shares representing $1,000,000 aggregate purchase price purchased by our directors and executive officers. The total underwriting discount and the total proceeds to us, before expenses, reflect the reduced discount for the estimated 24,300 shares to be purchased by our directors and executive officers.

        In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, regardless of whether the offering is consummated, including, without limitation, all marketing, syndication and travel expenses and legal fees and expenses up to a maximum amount of $250,000. We estimate that the total expenses of the offering, exclusive of the underwriting discounts and commissions, will be approximately $600,000, and are payable by us.

Indemnity

        We and the Bank have agreed jointly and severally to indemnify each of the underwriters, and persons who control the underwriters, and the underwriters' partners, directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Lock-Up Agreement

        We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, (i) not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to purchase, make any short sale of, or otherwise dispose of or hedge, directly or indirectly, any shares of our common stock, any of our securities that are substantially similar to any of our common stock, or any of our securities convertible into, repayable with, exchangeable or exercisable for, or that represent the right to receive any shares of our common stock or any of our securities that are substantially similar to our common stock, or (ii) publicly announce an intention to do any of the foregoing, without, in each case, the prior written consent of Sandler. These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, during the period beginning on and including the date of this prospectus and continuing through and including the date that is 90 days after the date of this prospectus, without the prior written consent of Sandler, we will not file or cause to become effective a registration statement under the Securities Act, relating to the offer and sale of any shares of our common stock or any of our other securities that are substantially similar to our common stock, or any of our securities that are convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing.

        The restrictions described in the preceding paragraph will not apply with respect to (1) the issuance by us of common stock to the underwriters pursuant to the underwriting agreement; (2) the issuance by us of shares, and options to purchase shares, of our common stock pursuant to stock option and other equity compensation plans, as those plans are in effect on the date of this prospectus; (3) the issuance by us of shares of our common stock upon the exercise of stock options and warrants that are outstanding on the date of this prospectus, and the issuance by us of shares of our common stock upon the exercise of stock options issued after the date of this prospectus under stock option and other equity compensation plans referred to in clause (2) of this sentence, as those plans are in effect on the date of this prospectus; (4) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; or (5) a transfer by any of our executive officers or directors to any trust for the direct or indirect benefit of that executive officer or director or his or her immediate family or to any entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or an authorized person of the entity, on behalf of the entity, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. For purposes of this paragraph, "immediate family" shall mean any relationship by blood, marriage or adoption not more remote than first cousin.

        Sandler may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Stabilization

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids:

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  Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or slowing down a decline in the market price of the common stock while the offering is in progress.

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  Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

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  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected in the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

        In addition, in connection with this offering the underwriters may engage in passive market making transactions in our common stock on The NASDAQ Capital Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Capital Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Our Relationship with the Underwriters

        The underwriters, and some of their affiliates, have performed and expect to continue to perform financial advisory and investment banking services for us from time to time in the ordinary course of their respective businesses, and have received, and may continue to receive, compensation for such services.

        Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

Other Relationships

        Stifel Nicolaus & Company, Inc. ("Stifel"), an affiliate of Keefe, Bruyette & Woods, Inc., as a registered investment advisor on behalf of certain clients, has investment control over 133,718 shares of our common stock, and, of the foregoing shares, has sole voting authority of 101,970 shares owned by such clients. Stifel disclaims beneficial ownership of all such shares. Additionally, an employee of Stifel beneficially owns, directly or indirectly, 170,053 shares of our common stock or approximately 5.9% of our outstanding shares, of which 97,587 shares are held as trustee of a revocable trust, 15,213 shares are held in an account of an immediate family member, 36,174 shares are held by a limited liability company owned by the employee, and 21,079 shares are held personally. In addition, the employee has investment control as financial advisor over 118,500 shares on behalf of certain clients. These 118,500 shares are included in the 133,718 shares referenced above, of which Stifel has investment control but has disclaimed beneficial ownership. An additional Stifel employee beneficially owns 1,200 shares of our common stock.

LEGAL MATTERS

        The legality of the issuance of the shares offered in this prospectus will be passed on for us by Faegre Baker Daniels LLP, Indianapolis, Indiana. The underwriters are represented by Patton Boggs LLP, Washington, DC.

EXPERTS

        The consolidated financial statements of the Company incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by BKD LLP, Independent Registered Public Accounting Firm, as stated in their report dated March 28, 2013 incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

POSITION OF COMMISSION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act or the Exchange Act (collectively, the "Acts"), it is the position of the SEC that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 pursuant to the Securities Act with respect to the offer, issuance and sale of the shares of our common stock being registered herein. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement.

        The SEC allows us to incorporate by reference the information we have filed with the SEC. The information in this prospectus supersedes information that we have filed with the SEC prior to the date of this prospectus. We have previously filed the following documents with the SEC and incorporated them by reference into this prospectus:

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  Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

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  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013, June 30, 2013 and September 30, 2013;

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  Current Reports on Form 8-K filed on March 11, 2013, March 20, 2013, May 22, 2013, July 5, 2013, July 26, 2013 and August 2, 2013; and

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  the portions of our Definitive Proxy Statement on Schedule 14A for the 2013 annual meeting of shareholders that are incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

You can obtain a copy of any documents which are incorporated by reference in this prospectus, including exhibits that are specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at 8888 Keystone Crossing, Suite 1700, Indianapolis, Indiana 46240, telephone number +1 317 532-7900.

        Nothing in this prospectus shall be deemed to incorporate information deemed furnished but not filed with the SEC. Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

        We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information, which we filed at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The address for the SEC's public reference room in Washington, D.C. is U.S. Securities and Exchange Commission, 100 "F" Street, N.E., Washington, DC 20549. You may request copies of these documents, upon payment of a duplicating filing fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at www.sec.gov and our Company website at www.firstinternetbancorp.com.

1,380,000 Shares

Common Stock

PROSPECTUS

November 22, 2013